Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Fiscal Year Ended
	April 24, 2011	April 25, 2010	April 26, 2009	April 27, 2008	April 29, 2007
	(dollars in millions)
Earnings:
Income from continuing ops before income taxes and noncontrolling interest	$4.7	$(9.9)	$102.3	$(53.7)	$(15.7)
Add:
Fixed charges identified below	102.0	84.6	102.4	118.8	107.0
Deduct:
Interest capitalized during the period	0.1	0.1	1.0	2.4	9.5
Adjusted Earnings	$106.6	$74.6	$203.7	$62.7	$81.8

Fixed charges:
Interest expense	$91.9	$75.4	$92.1	$106.8	$88.1
Interest capitalized	0.1	0.1	1.0	2.4	9.5
Interest portion of rent expense	9.9	9.1	9.3	9.5	9.4
Adjusted fixed charges	$101.9	$84.6	$102.4	$118.7	$107.0

Ratio of Earnings to Fixed Charges	1.0	0.9	2.0	0.5	0.8